OMB APPROVAL
OMB Number: 3235-145
Expires: February 28, 2009
Estimated average burden hours per response...15

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 2)*
Finisar Corporation

(Name of Issuer)
Common Stock

(Title of Class of Securities)
Common

(CUSIP Number)
31787A101

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
Neill Wolff
VantagePoint Venture Partners
1001 Bayhill Drive, Suite 300
San Bruno, CA 94006
(650) 866-3100

(Date of Event which Requires Filing of this Statement)
November 15, 2006
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § §240.1 3d- l(e), 240.13d-l(f) or 240.13d- l(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

American LegalNet, Inc.
www.USCourtForms.com

CUSIP No.	31787A101

1	NAMES OF REPORTING PERSONS: James D. Marver
	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OR ORGANIZATION:

	United States

	7	SOLE VOTING POWER:

NUMBER OF		67,603

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		3,081,100

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		67,603

WITH	10	SHARED DISPOSITIVE POWER:

		3,081,100

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	3,148,703

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	1% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN
(1) Based on 307,739,363 shares of Common Stock reported to be outstanding by Finisar Corporation at August 31, 2006.

American LegalNet, Inc.
www.USCourtForms.com

CUSIP No.	31787A101

1	NAMES OF REPORTING PERSONS: Alan E. Salzman
	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OR ORGANIZATION:

	Canada

	7	SOLE VOTING POWER:

NUMBER OF		66,492

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		3,081,100

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		66,492

WITH	10	SHARED DISPOSITIVE POWER:

		3,081,100

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	3,147,592

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	1% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN
(1) Based on 307,739,363 shares of Common Stock reported to be outstanding by Finisar Corporation at August 31, 2006

American LegalNet, Inc.
www.USCourtForms.com

This Amendment No. 2 amends and supplements the Statement on Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on April 5, 2006 (the “Original Statement”) by (1) James D. Marver and (2) Alan E. Salzman (the “Reporting Persons”) relating to shares (the “Shares”) of Common Stock, $0.001 par value per share (the “Common Stock”), of Finisar Corporation, a Delaware corporation (“Finisar” or the “Company”).
Item 1. Security and Issuer.
     This statement on Schedule 13D (this “Statement”) relates to shares (the “Shares”) of Common Stock, $0.001 par value per share (the “Common Stock”), of Finisar Corporation, a Delaware corporation (“Finisar” or the “Company”). The principal executive offices of Finisar are located at 1308 Moffett Park Drive, Sunnyvale, California 94089.
Item 2. Identity and Background.
     (a), (b), (c) and (f).
     This Statement is filed by (1) James D. Marver and (2) Alan E. Salzman. Messrs. Marver and Salzman are hereinafter referred to as the “Reporting Persons.”
     James D. Marver and Alan E. Salzman are managing members of VantagePoint Venture Associates III, L.L.C. (“VP III LLC”) and VantagePoint Venture Associates IV, L.L.C. (“VP IV LLC”), each of which is a Delaware limited liability company. VP III LLC is the general partner of VantagePoint Venture Partners III (Q), L.P. (“VP III (Q) LP”) and VantagePoint Venture Partners III, L.P. (“VP III LP”), each a Delaware limited partnership. VP IV LLC is the general partner of VantagePoint Venture Partners IV (Q), L.P. (“VP IV (Q) LP”), VantagePoint Venture Partners IV Principals Fund, L.P. (“VP Fund LP”) and VantagePoint Venture Partners IV, L.P. (“VP Partners LP”), each a Delaware limited partnership. VP III (Q) LP, VP III LP, VP IV (Q) LP, VP Partners LP and VP Fund LP are collectively referred to herein as the “Funds.”
     The principal business of the Reporting Persons is to provide venture capital financing and assistance to information, internet and technology companies. The address of each of the Reporting Persons is 1001 Bayhill Drive, Suite 300, San Bruno, California 94066. Mr. Marver is a U.S. citizen, and Mr. Salzman is a Canadian citizen with residency status in the United States.
     (d) and (e).
     During the last five years, none of the Reporting Persons has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Item 3. Source and Amount of Funds or Other Consideration.
     An aggregate of 34,000,000 Shares of Finisar Common Stock were acquired on April 15, 2005, by the Funds, each of which are affiliated with VP III LLC and VP IV LLC, each of which are managed by the Reporting Persons. The Funds acquired the Shares as follows: 6,061,860 Shares by VP III (Q) LP; 738,140 Shares by VP III LP; 24,643,200 Shares by VP IV (Q) LP; 2,467,040 Shares by VP Partners LP and 89,760 Shares by VP Fund LP. The transactions were effected on April 13, 2005, at the purchase price of $1.23 per Share for an aggregate purchase price of $41,820,000, pursuant to the Stock Purchase Agreement (the “Purchase Agreement”), dated April 8, 2005, by and among the Funds and Infineon Technologies AG (“Infineon”). The source of funds for such purchases was the working capital of each of the respective purchasing entities.

American LegalNet, Inc.
www.USCourtForms.com

     An aggregate of 17,000,000 Shares of Finisar Common Stock were distributed on March 16, 2006, by the Funds pro rata to the general and limited partners of such Funds as follows (collectively, the “Distributions”): 3,030,930 Shares by VP III (Q) LP; 369,070 Shares by VP III LP; 12,321,600 Shares by VP IV (Q) LP; 1,233,520 Shares by VP Partners LP and 44,880 Shares by VP Fund LP. James D. Marver acquired an aggregate of 67,603 Shares as a result of the Distributions, Alan E. Salzman acquired an aggregate of 66,492 Shares as a result of the Distributions and VP IV LLC acquired 449 Shares as a result of the Distributions. The Distributions were not for value.
     An aggregate of 14,008,790 Shares of Finisar Common Stock were sold between September 27, 2006, and August 8, 2007: 2,497,510 Shares by VP III (Q) LP; 304,442 Shares by VP III LP; 10,151,747 Shares by VP IV (Q) LP; 1,018,114 Shares by VP Partners LP and 36,977 Shares by VP Fund LP (collectively, the “Sales”).
Item 4. Purpose of Transaction.
     The purpose of the transaction in which the shares were acquired by the Reporting Persons was investment in the Company.
     In connection with the acquisition of the Shares by the Funds, Finisar and the Funds entered into a letter agreement (the “Finisar Agreement”) under which Finisar agreed to use its reasonable best efforts to elect a nominee of the Funds to the Finisar Board of Directors, provided that the nominee is reasonably acceptable to the Board’s Nominating and Corporate Governance Committee as well as the full Board. Infineon’s rights under the amended and restated registration rights agreement (the “Rights Agreement”) dated January 25, 2005, between Finisar and Infineon have been assigned to the Funds. Finisar filed an amendment to a registration statement on Form S-3 to modify the plan of distribution described therein to provide for the future resale of the registered shares by the Funds and certain distributees of the Funds, rather than Infineon. As a result of the Distributions, Finisar is no longer obligated to use its reasonable best efforts to elect a nominee of the Funds to the Finisar Board of Directors pursuant to the terms of the Finisar Agreement.
Item 5. Interest in Securities of the Issuer.
     (a)-(b)
     James D. Marver may be deemed to be the beneficial owner of, and shares the power to vote, and power to dispose of 3,148,703 shares, or approximately 1%, of the issued and outstanding shares of the Company’s Common Stock. Alan E. Salzman may be deemed to be the beneficial owner of, and shares the power to vote and power to dispose of 3,147,592 shares, or approximately 1%, of the issued and outstanding shares of the Company’s Common Stock. Other than the shares of Finisar Common Stock in which they have a pecuniary interest, each of the Reporting Persons disclaims ownership of the shares reported in this statement. The percentages of outstanding shares of the Company reported in this Item 5 are based on 307,739,363 shares of Common Stock outstanding as of August 31, 2006, as reported by the Company’s Form 10-Q for fiscal quarter ended July 31, 2006.
     The Reporting Persons control VP III LLC. VP III LLC, as the General Partner of VP III (Q) LP and VP III LP, may be deemed to beneficially own the shares acquired through each of VP III (Q) LP and VP III LP. Following the Sales, VP III (Q) LP held 545,829 shares of the Company’s Common Stock, which represents 0.18% of the Company’s Common Stock. Following the Sales, VP III LP held 76,130 shares of the Company’s Common Stock, which represents 0.02% of the Company’s Common Stock.
     The Reporting Persons control VP IV LLC. VP IV LLC, as the General Partner of VP IV (Q) LP, VP Partners LP and VP Fund LP, may be deemed to beneficially own the shares acquired through each of VP IV (Q) LP, VP Partners LP and VP Fund LP. Following the Sales, VP IV (Q) LP held 2,178,879 shares of the Company’s Common Stock, which represents 0.70% of the Company’s Common Stock. Following the Sales, VP Partners LP held 272,359 shares of the Company’s Common Stock, which represents 0.08% of the Company’s Common Stock. Following the Sales, VP Fund LP held 7,903 shares of the Company’s Common Stock, which

American LegalNet, Inc.
www.USCourtForms.com

represents 0.003% of the Company’s Common Stock.
     (c) None of the Reporting Persons has effected any transactions in the class of securities reported on this Statement during the past 60 days, other than as set forth in this Statement.
     (d)-(e)
     Not Applicable.
Item 6. Contract, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
     Except as otherwise described in this Statement, none of the Reporting Persons has any contract, arrangement, understanding or relationship with any other person with respect to any securities of the Company, including but not limited to transfer or voting of any securities of the Company, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.
Item 7. Material to Be Filed as Exhibits.
     A. Agreement of Joint Filing, dated as of April 15, 2005 (previously filed April 26, 2005).
     B. Amended and Restated Registration Rights Agreement, dated January 25, 2005, by and between Finisar Corporation and Infineon Technologies AG (incorporated by reference to Exhibit 10.21 to Form 8-K filed by the Company on January 28, 2005).

American LegalNet, Inc.
www.USCourtForms.com

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 1, 2007	/s/ JAMES D. MARVER
James D. Marver, as Managing Member of VantagePoint
Venture Associates III, L.L.C. and VantagePoint Venture Associates IV, L.L.C.

/s/ ALAN E. SALZMAN
Alan E. Salzman, as Managing Member of VantagePoint
Venture Associates III, L.L.C. and VantagePoint Venture Associates IV, L.L.C.

American LegalNet, Inc.
www.USCourtForms.com